UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2020

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd.

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of Receipt of Australia and Taiwan Approval to Initiate Phase I Clinical Trial of TLC19 Inhalable Liposomal Hydroxychloroquine for COVID-19

On October 7, 2020, Taiwan Liposome Company, Ltd. issued a press release announcing the receipt of Australia and Taiwan approval to initiate Phase I clinical trial of TLC19.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description
99.1	Press release, dated October 7, 2020, entitled “TLC Receives Australian and Taiwan Approval to Initiate Phase I Clinical Trial of TLC19 Inhalable Liposomal Hydroxychloroquine for COVID-19.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: October 7, 2020	By:	/s/ George Yeh
	Name:	George Yeh
	Title:	President